SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF NOVEMBER, 2005

COMMISSION FILE NUMBER 0-50657

                               SEABRIDGE GOLD INC.
             (Exact name of Registrant as specified in its Charter)

        172 KING STREET EAST, 3RD FLOOR, TORONTO, ONTARIO, CANADA M5A 1J3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  |X|                Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|


NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes  |_|                           No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Seabridge Gold Inc.
                                       (Registrant)


Date: November 17, 2005

                                       By: /s/Rudi Fronk
                                           --------------------------
                                           Name:  Rudi Fronk
                                           Title: President and C.E.O

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                                    EXHIBITS

Exhibit 99
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Press release issued November 10, 2005 in which the Registrant announced that it will initiate a 15,000 meter core drill program at its 100% owned Courageous Lake project in the Northwest Territories beginning in February, 2006. The program is designed to expand gold resources at the FAT deposit and extend the estimated mine life in the recently completed Preliminary Assessment of the project. To help fund the 2006 drill program, the Registrant has arranged a private placement of 435,000 flow-through shares at $7.25 per share for gross proceeds of $3,153,750. The shares to be issued under this private placement will be subject to a four-month hold period. There will be no commissions or finder's fees payable on this financing. Closing of this financing is subject to regulatory approval and completion of final documentation. No insiders of the Registrant are participating in this private placement. Note that the press release references a private placement of 425,000 flow-through shares, the correct number, as referenced above is 435,000, and the correct gross proceeds is $3,153,750, not $3,081,250 as referenced in the press release.